UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2024
Commission File Number: 001-41412

ioneer Ltd
(Translation of registrant’s name into English)

Suite 5.03, Level 5, 140 Arthur Street
North Sydney, NSW 2060, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X ☒   Form 40-F ☐

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Quarterly Report for the Quarter ended March 31, 2024
99.2	Press Release dated April 30, 2024 (Rhyolite Ridge Resource Update)
99.3	Press Release dated April 30, 2024 (Private Placement)
99.4	Investor presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ioneer Ltd
(registrant)

Date: April 30, 2024	By:	/s/ Ian Bucknell
Name:	Ian Bucknell
Title:	Chief Financial Officer & Company Secretary